SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2008
                           Supplemental Statement Only
                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  Christopher T. Bell
                  600 North 18th Street
                  Birmingham, Al  35291

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Alabama Power Company, Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Vice President, Economic and Community Development

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplemental statement only.)

                     Salary or other
                      Compensations
               -------------------------------
Name of          received        to be           Person or company from whom
recipient                      received          received or to be received
                  (a)            (b)

Christopher    $751,592     to be included       Alabama Power Company
T. Bell                     in supplemental
                            statement

           (b) Basis for compensation if other than salary. None

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client: None

           (b) Itemized list of all other expenses: None

Date:    January 27, 2006                   Christopher T. Bell